May 7 , 2024

Nasreen Mohammed

Adam Phippen

Taylor Beech

Mara Ransom

United States Securities and Exchange Commission

Washington, D.C. 20549

Re:	BIMI Holdings Inc. Form 10-K for the Fiscal Year Ended December 31, 2022 Filed May 4, 2023 Correspondence Filed April 24, 2023 File No. 001-34890

Dear Ladies and Gentlemen:

We are submitting this letter in response to your letter dated March 7, 2024 in which the staff of the Division of Corporation Finance (the “Staff”) provided comments to the Form 10-K for the year ended December 31, 2022 filed by BIMI Holdings Inc. (the “Company”).

Set forth below are our responses to the comments. For your convenience, the text of each of such comments are reproduced in italics before our response. Disclosure changes made in response to the Staff’s comments have been made in the Amendment No. 1 to the Form 10-K for the year ended December 31, 2022, which is being filed to the Commission contemporaneously with the submission of this letter.

Form 10-K for the Fiscal Year Ended December 31, 2022

Regulation of Overseas Listing, page 19

1.	We note your response to prior comment 5, however, the proposed disclosure you have included in your response letter does not materially differ from the disclosure that appears in your annual report, so we are unable to determine how this proposed disclosure is responsive to our comment. Please revise or advise.

Response:

1.1 On February 17, 2023, the China Securities Regulatory Commission (CSRC) issued the “Interim Measures for the Administration of Domestic Enterprises Issuing Securities and Listing Abroad,” which will be implemented starting March 31, 2023. On February 24, 2023, the CSRC, the Ministry of Finance, the State Secrecy Bureau, and the State Archives Administration issued the “Regulations on Strengthening the Confidentiality and Archives Management of Domestic Enterprises Issuing Securities and Listing Abroad,” which will also take effect on March 31, 2023.

United States Securities and Exchange Commission

Washington, D.C. 20549

May 7, 2024

1.2. If the subsidiaries of BIMI Holdings Inc. in China do not directly issue securities or list abroad, they are not required to comply with the “Interim Measures for the Administration of Domestic Enterprises Issuing Securities and Listing Abroad” and the “Regulations on Strengthening the Confidentiality and Archives Management of Domestic Enterprises Issuing Securities and Listing Abroad” in terms of filing and other related administrative approval procedures.

1.3 If the subsidiaries of BIMI Holdings Inc. in China meet the criteria set forth in the second clause of Article 2 of the “Interim Measures for the Administration of Domestic Enterprises Issuing Securities and Listing Abroad” which defines indirect overseas issuance and listing by domestic enterprises as instances where the main business activities are in China, but the listing is done in the name of an overseas registered entity based on the equity, assets, earnings, or similar rights of the domestic enterprise, and Article 15 which states that an issuer is considered to be engaging in indirect overseas issuance and listing by a domestic enterprise if it simultaneously meets the following conditions: (a) any one of the indicators such as revenue, total profit, total assets, or net assets of the domestic enterprise in the most recent fiscal year accounts for more than 50% of the corresponding data in the audited consolidated financial statements of the issuer; (b) the main elements of business operations are conducted in China, or the main location is in China, or most of the senior management personnel are Chinese citizens or usually reside in China, then they need to comply with the “Interim Measures for the Administration of Domestic Enterprises Issuing Securities and Listing Abroad” and the “Regulations on Strengthening the Confidentiality and Archives Management of Domestic Enterprises Issuing Securities and Listing Abroad” in terms of filing and other related administrative approval procedures.

1.4. If the subsidiaries of BIMI Holdings Inc. in China meet the conditions mentioned in point 3 above but fail to comply with the required filings and other related administrative approval procedures, the relevant authorities may impose penalties on the subsidiaries of BIMI Holdings Inc. in China and their related personnel in accordance with the “Interim Measures for the Administration of Domestic Enterprises Issuing Securities and Listing Abroad,” the “Regulations on Strengthening the Confidentiality and Archives Management of Domestic Enterprises Issuing Securities and Listing Abroad,” and other relevant laws and regulations.

United States Securities and Exchange Commission

Washington, D.C. 20549

May 7, 2024

Liquidity and Capital Resources, page 73

2.	We note your response to prior comment 9. Please provide Exhibit A with the revised Consolidated Statement of Cash Flows.

Response: Please see the attachment Exhibit A-C.

Consolidated Statements of Stockholders’ Equity, page F-6

3.	We note your response to prior comment 11. Please provide Exhibit B, the revised Consolidated Statements of Operations and Comprehensive Loss, and Exhibit C, the revised Consolidated Statements of Stockholders’ Equity.

Response: Please see the attachment Exhibit A-C.

Consolidated Statements of Cash Flows, page F-7

4.	We note your response to prior comment 12. Please provide the accounting guidance for presenting stock compensation as a non-cash transaction in the supplemental information and not as an adjustment in operating activities.

Response: We update cash flow this time for the stock compensation as operating activity rather than non cash effect supplementary.

If you have any further questions, please do not hesitate to contact me at song@usbimi.com, copying tiantian@usbimi.com.

Sincerely,

By:	/s/ Tiewei Song
Name:	Tiewei Song
Title:	CEO

Exhibit A

BIMI INTERNATIONAL MEDICAL, INC. AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

(UNAUDITED)

	For the years ended December 31
	2022	2021
CASH FLOWS FROM OPERATING ACTIVITIES:
Net loss	$(22,318,058)	$(34,921,746)
Net loss from discontinued operations	(2,436,244)	(17,278,833)
Net loss from continuing operations	(19,881,814)	(17,642,913)

Adjustments to reconcile net loss to cash provided by (used in) operating activities:
Depreciation and amortization	104,237	244,116
Profit/Loss on disposal of discontinuing operations and subsidiaries	(529,320)	-
Stock compensation	2,250,000
Impairment loss of Goodwill	3,598,712	26,128,171
Allowance for inventory provision	-	93,884
Allowance for doubtful accounts	1,381,259	(53,698)
Amortization of discount of convertible promissory notes	3,260,788	2,252,401
Change in operating assets and liabilities
Accounts receivable	1,285,062	877,440
Advances to suppliers	392,838	(203,053)
Inventories	(5,415,550)	(1,429,785)
Prepayments and other receivables	464,103	7,325,103
Operating lease-right of use assets	(1,233,525)	(1,214,165)
Accounts payable, trade	5,582,713	(1,248,623)
Advances from customers	(970,688)	1,699,733
Taxes payable	(219,026)	(479,750)
Operating lease liabilities	1,262,203	1,283,039
Other payables and accrued liabilities	1,095,289	(2,380,066)
Net cash provided by (used in) operating activities from continuing operations	(7,572,719)	15,251,834
Net cash used in operating activities from discontinued operations	(997,882)	(14,286,423)
Net cash provided by (used in) operating activities	(8,570,601)	965,411

CASH FLOWS FROM INVESTING ACTIVITIES:
Payment for the acquisition of Phenix Bio Inc	(180,000)	-
Disposal of Zhuoda	-	-
Payment for the acquisition of Qiangsheng,Eurasia and Mingkang Hospitals	-	(3,136,910)
Deposit for the acquisition of Cogmer	-	3,065,181
Cash received from acquisition of acquisition companies	-	28,457
Discontinued operations-Disposal of Zhuoda	-	-
Discontinue operations-held for sale of Zhongshan, qiangsheng, Eurasia and Mingkang	-	-
Purchase of property, plant, and equipment	-	(242,726)
Net cash used in investing activities from continuing operations	(180,000)	(285,998)
Net cash used in investing activities from disontinued operations	-	(4,608,271)
Net cash used in investing activities	(180,000)	(4,894,269)

CASH FLOWS FROM FINANCING ACTIVITIES:
Issuance of common stocks	5,000,000	-
Proceeds from short-term loan	-	(135,685)
Proceeds from long-term loan	-	151,995
Repayment of short-term loans	49,882	-
Repayment of long-term loans	(486,442)	-
Net proceeds from issuance of convertible promissory notes	-	6,500,000
Amount financed from (to) related parties	2,250,156	361,573
Net cash provided by financing activities from continuing operations	6,813,596	6,877,883
Net cash provided by financing activities from discontinued operations	-	1,030,851
Net cash provided by financing activities	6,813,596	7,908,734

EFFECT OF EXCHANGE RATE ON CASH	(335,790)	494,246

INCREASE IN CASH	(2,272,795)	4,474,122

CASH AND CASH EQUIVALENTS, beginning of period	4,609,431	135,309

CASH AND CASH EQUIVALENTS, end of period	$2,336,636	$4,609,431

SUPPLEMENTAL CASH FLOW INFORMATION:
Cash paid for income tax	$6,092	$422,033
Cash paid for interest expense, net of capitalized interest	$113,413	$147,676

NON-CASH TRANSACTIONS
Issuance of shares of common stock for the equity acquisition of Chongqing GuanzanTechnology Co., Ltd.	$-	$3,818,000
Issuance of shares of common stock for equity acquisition of Guoyitang Hospital	$-	$3,820,000
Issuance of shares of common stock for payment of improvements to offices	$-	$696,896
Goodwill recognized from equity acquisition of Guoyitang Hospital	$-	$7,154,392
Outstanding payment for equity acquisition of Guoyitang Hospital	$-	$6,100,723
Common stock to be issued upon conversion of convertible promissory notes	$7,797,000	$8,917,231

Note: The highlight parts have been modified.

Exhibit B

BIMI INTERNATIONAL MEDICAL, INC. AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE INCOME

(UNAUDITED)

	For the Years Ended December 31
	2022	2021

REVENUES	$11,830,379	$21,319,610

COST OF REVENUES	9,880,429	18,893,667

GROSS PROFIT	1,949,950	2,425,943

OPERATING EXPENSES:
Sales and marketing	1,302,775	2,153,205
General and administrative	10,599,818	6,056,584
Impairment loss of goodwill	3,598,712	9,077,464
Total operating expenses	15,501,305	17,287,253

LOSS FROM OPERATIONS	(13,551,355)	(14,861,310)

OTHER INCOME (EXPENSE)
Interest income	707	3,087
Interest expense	(170,480)	(190,829)
Exchange loss	(6,583)	24,967
Amortization of convertible notes	(3,260,788)	(2,252,401)
Other expense	(2,887,223)	(336,753)
Total other expense, net	(6,324,367)	(2,751,929)

LOSS BEFORE INCOME TAXES	(19,875,722)	(17,613,239)

PROVISION FOR INCOME TAXES	6,092	29,674

NET LOSS FROM CONTINUING OPERATIONS	(19,881,814)	(17,642,913)

DISCONTINUED OPERATIONS

Loss from operations of discontinued operations-disposal	-	-
Loss from operations of discontinued operations-held for sale	(2,436,244)	(17,278,833)

NET LOSS	(22,318,058)	(34,921,746)
Less: net income (loss) attributable to noncontrolling interest	(75,203)	64,211
NET LOSS ATTRIBUTABLE TO BIMI INTERNATIONAL MEDICIAL INC.	(22,242,855)	(34,985,957)

OTHER COMPREHENSIVE INCOME (LOSS)
Foreign currency translation adjustment	(475,541)	494,245
TOTAL COMPREHENSIVE LOSS	(22,793,599)	(34,427,501)
Less: comprehensive loss attributable to noncontrolling interest	(55,088)	(130,292)
COMPREHENSIVE LOSS ATTRIBUTABLE TO BIMI INTERNATIONAL MEDICIAL INC.	$(22,738,511)	$(34,297,209)

WEIGHTED AVERAGE NUMBER OF COMMON SHARES
Basic and diluted	2,664,653	536,293

LOSS PER SHARE
Continuing operation-Basic and diluted	(7.47)	(32.90)
Discontinued operation-Basic and diluted	(0.91)	(32.22)
Basic and diluted	(8.38)	(65.12)

Note: The highlight parts have been modified.

Exhibit C

BIMI INTERNATIONAL MEDICAL, INC. AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF EQUITY

	Common Stock		Additional Paid-in	Accumulated Other Comprehensive	Statutory	Non Controlling	Accumulated	Total Stockholders’
	Shares	Amount	Capital	(Loss)/ Income	Reserve	Interest	Deficit	Equity

Balance as of December 31, 2020	265,092	265	26,357,909	1,003,392	2,263,857	183,021	(12,914,973)	16,893,471

Issuance of common shares	585,130	585	28,869,873					28,870,458

Net income/(loss)						64,211	(34,985,957)	(34,921,746)

Disposal of discontinued operations and subsidiaries-disposal			-				-	-

Discontinued operations and subsidiaries-held for sale			-				-	-

Foreign currency translation adjustment				494,245				494,245

Balance as of December 31, 2021	850,222	850	55,227,782	1,497,637	2,263,857	247,232	-47,900,930	11,336,428

Issuance of common shares	2,914,558	2,915	16,671,489					16,674,404

Net income/(loss)						(75,203)	(22,242,855)	(22,318,058)

Discontinued operations and subsidiaries -held for sale				-			-	-

Foreign currency translation adjustment				(475,541)		-	-	(475,541)

Balance as of December 31, 2022	3,764,780	3,765	71,899,271	1,022,096	2,263,857	172,029	-70,143,785	5,217,233

Note: The highlight parts have been modified.